Exhibit 99.1

NEWS RELEASE

INTEROIL ENTERS INTO A COMBINED $350.0 MILLION

REFINERY WORKING CAPITAL FACILITY

Port Moresby and Houston, TX -- July 17, 2013 - InterOil Corporation (NYSE:IOC) (POMSoX:IOC) announced that IOC and its subsidiaries, EP InterOil and InterOil Limited, have entered into a $350.0 million working capital structured facility arranged by BNP Paribas (BNP), also acting as lead manager, to replace the existing $240.0 million bilateral working capital facility with BNP.

Out of the $350.0 million, $270.0 million will be a syndicated secured working capital facility with the support of five banking partners, namely: BNP, Australia and New Zealand Banking Group Limited (ANZ), Natixis, Intesa Sanpaolo (Intesa), and Bank South Pacific Limited (BSP). In addition, BNP will also be providing an $80.0 million bilateral non-recourse discounting facility.

The secured facility is to support the operational requirements of the Napa Napa Refinery in Papua New Guinea (PNG). It will be secured by InterOil’s rights, title and interest in inventory and working capital of the Napa Napa Refinery.

Credit portion of the facility bears interest at LIBOR plus 3.75%. Funding is subject to Bank of Papua New Guinea approval on the granting of PNG security over refinery assets, and other standard closing conditions.

InterOil is pleased to have the support and confidence of longstanding banking partners. Collin Visaggio, InterOil’s CFO remarked, “We are delighted to have strengthened our banking relationship with BNP who have led our existing working capital facility since 2004, and broadening our relationships with existing financiers like ANZ, BSP, and new syndicate partners Natixis and Intesa. The financing will assist with the ongoing operational activities of the refinery, which has experienced consistent growth over the past 5 years.”

About InterOil

InterOil Corporation is developing a vertically integrated energy business whose primary focus is Papua New Guinea and the surrounding region. InterOil’s assets consist of petroleum licenses covering about 3.9 million acres, an oil refinery, and retail and commercial distribution facilities, all located in Papua New Guinea. InterOil’s common shares trade on the NYSE in US dollars.

Investor Contacts for InterOil

Wayne Andrews	Meg LaSalle
Vice President Capital Markets	Investor Relations Coordinator
Wayne.Andrews@InterOil.com	Meg.LaSalle@InterOil.com
The Woodlands, TX USA	The Woodlands, TX USA
Phone: +1-281-292-1800	Phone: +1-281-292-1800

Forward Looking Statements

This press release includes “forward-looking statements” as defined in United States federal and Canadian securities laws. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that the InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements, including in particular, the use of the funds from the loan facility, and closing of the loan facility. These statements are based on certain assumptions made by the Company based on its experience and perception of current conditions, expected future developments and other factors it believes are appropriate in the circumstances, including the terms of the loan facility. No assurances can be given however, that these events will occur. Actual results will differ, and the difference may be material and adverse to the Company and its shareholders. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements. Some of these factors include the risk factors discussed in the Company’s filings with the Securities and Exchange Commission and on SEDAR, including but not limited to those in the Company’s Annual Report for the year ended December 31, 2011 on Form 40-F and its Annual Information Form for the year ended December 31, 2011. In particular, there is no established market for natural gas or gas condensate in Papua New Guinea and no guarantee that gas or gas condensate from the Elk and Antelope fields will ultimately be able to be extracted and sold commercially.

Investors are urged to consider closely the disclosure in the Company’s Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its Annual Information Form available on SEDAR at www.sedar.com.

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